PAVMED INC.

One Grand Central Place, Suite 4600

New York, New York 10165

April 20, 2020

Securities and Exchange Commission

Division of Corporation Finance

Washington, District of Columbia 20549

Re:	PAVmed Inc.
Registration Statement on Form S-3
Originally Filed December 3, 2019
File No. 333-235335

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on April 15, 2020, in which we requested the acceleration of the effectiveness of the above-referenced Registration Statement for April 17, 2020, at 4:30 p.m. Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date. We will advise you as soon as possible once we are ready to again request effectiveness of the Registration Statement.

Sincerely,

PAVMED INC.

By:	/s/ Dennis M. McGrath
Name:	Dennis M. McGrath
Title:	President and Chief Financial Officer